Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,
	2013		2014		2015		2016	2017
(in thousands)
Fixed charges:
Interest expense	$1,213		$9		$13		$21	$13
Estimated interest within rental expense	164		179		167		191	498

Total fixed charges	$1,378		$188		$180		$212	$511

Earnings available for fixed charges:
Pre-tax income (loss)	$(60,259)		$(16,422)		$(17,592)		$24,616	$(49,388)
Add fixed charges	1,378		188		180		212	$511
Total earnings available for fixed charges	$(58,881)		$(16,234)		$(17,412)		$24,828	$(48,877)

Ratio of earnings to fixed charges	N/A	(1)	N/A	(1)	N/A	(1)	117.16	N/A	(1)

Fixed charges:
Interest expense	$1,213		$9		$13		$21	$13
Estimated interest within rental expense	164		179		167		191	498

Total fixed charges	1,378		188		180		212	511
Preferred stock dividends pre-tax income requirements	-		-		-		-	-
Total Combined fixed charges and preferred stock dividends	$1,378		$188		$180		$212	$511

Earnings available for fixed charges:
Pre-tax income (loss)	$(60,259)		$(16,422)		$(17,592)		$24,616	$(49,388)
Add fixed charges	1,378		188		180		212	$511
Total earnings available for fixed charges	$(58,881)		$(16,234)		$(17,412)		$24,828	$(48,877)

Ratio of earnings to fixed charges and preferred stock dividends	N/A	(1)	N/A	(1)	N/A	(1)	117.16	N/A	(1)

(1)      We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficent to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.